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                               September 13, 2023

       Huiping Yan
       Chief Financial Officer
       ZTO Express (Cayman) Inc.
       Building One, No. 1685 Huazhi Road
       Qingpu District, Shanghai, 201708
       People   s Republic of China

                                                        Re: ZTO Express
(Cayman) Inc.
                                                            Form 20-F for the
Fiscal Year ended December 31, 2022
                                                            Filed April 20,
2023
                                                            File No. 001-37922

       Dear Huiping Yan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2022

       Key Information
       Condensed Consolidating Financial Information of ZTO Express (Cayman) Inc., page 13

   1. We note that you have schedules showing various eliminations made in consolidating the results of operations
of your subsidiaries and variable interest entities on pages 17 and 18.

                                                        Please explain to us
your rationale for the disparate intercompany eliminations of revenue and cost of revenues in
the schedule for 2022 (i.e. removing RMB 733,687,000 more in cost of revenues than
revenues), having the apparent effect of reclassifying cost of revenues to other
operating income and enhancing your measure of gross profit.

                                                        Please identify any
changes in circumstances, contractual arrangements, or accounting policies underlying
your calculations relative to the preceding two fiscal years.
 Huiping Yan
FirstName LastNameHuiping
ZTO Express (Cayman) Inc. Yan
Comapany 13,
September NameZTO
              2023 Express (Cayman) Inc.
September
Page 2    13, 2023 Page 2
FirstName LastName



Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 166

2. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).

3. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

4.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for ZTO Express (Cayman), Inc. or the VIE. We also note from page 6 and your list of subsidiaries in Exhibit 8.1 that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIE. Please note that Item 16I(b)
         requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

                With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

                With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

5. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge.

         Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.
 Huiping Yan
ZTO Express (Cayman) Inc.
September 13, 2023
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez,
Staff Accountant at (202) 551-3752 with any questions. Please contact Austin Pattan at (202)
551-6756 or Andrew Mew at (202) 551-3377 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.



FirstName LastNameHuiping Yan                               Sincerely,
Comapany NameZTO Express (Cayman) Inc.
                                                            Division of
Corporation Finance
September 13, 2023 Page 3                                   Office of Energy &
Transportation
FirstName LastName